Sidley Austin LLP 1000 Louisiana Street Suite 5900 Houston, TX 77002 +1 713 495 4500 +1 713 495 7799 Fax AMERICA • ASIA PACIFIC • EUROPE

December 28, 2020

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Christina Chalk

Re:        Sanchez Midstream Partners LP

Schedule 13E-3 filed December 11, 2020

Filed by Stonepeak Catarina Holdings, LLC et al.

File No. 5-82227

Dear Ms. Chalk:

On behalf of Stonepeak Catarina Holdings, LLC and the other filing persons (the “Filing Entities”) listed on the Schedule 13E-3, filed on December 11, 2020 (File No. 5-82227) (the “Schedule 13E-3”), set forth below are the responses of the Filing Entities, to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by letter, dated December 17, 2020 (the “Comment Letter”), with respect to the Schedule 13E-3.

For the convenience of the Staff’s review, the Filing Entities have set forth below the comments contained in the Comment Letter, followed by the Filing Entities’ responses. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. Concurrently with this letter, the Filing Entities are filing Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”) and the disclosure statement attached as Exhibit (a)(3) to the Amended Schedule 13E-3 (the “Amended Disclosure Statement”), which includes revisions to the Schedule 13E-3 in response to the Staff’s comments thereto. The Filing Entities are also providing the Staff for its convenience a copy of this letter, together with a marked copy of the Amended Schedule 13E-3 showing changes to the Schedule 13E-3.

Schedule 13E-3 filed December 11, 2020 - General

1.	We understand that you have appropriately filed this Schedule 13E-3 at the first step in a series of transactions which may culminate in SNMP’s Common Units becoming eligible for deregistration. However, the triggering event for deregistration appears to be something that may happen in the future: the exercise of the limited call right. Only if and when the limited call right is exercised will the price to be paid per Common Unit be ascertainable, based on an average daily trading price formula in the days before the call. Thus, the most material terms of the going private transaction, including the price to be paid to unaffiliated Common Unit holders and the update to the fairness determinations resulting from such price, will not be known until that time. Therefore, we expect that if and when the limited call right is exercised, the filing persons will amend and disseminate an updated disclosure document meeting the requirements of Schedule 13E-3 and Rule 13e-3, including the timing requirements of that Rule. Please amend the document to explain this process. In addition, please allow sufficient time for staff review of your revised Schedule 13E-3 if the limited call option is exercised and you will buy out unaffiliated Common Unit holders.

Sidley Austin (TX) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

U.S. Securities and Exchange Commission

December 28, 2020

Response

The Filing Entities respectfully acknowledge the Staff’s comment. If the limited call right is exercised, the Filing Entities will amend and disseminate an updated disclosure document meeting the requirements of Schedule 13E-3 and Rule 13e-3, including the timing requirements of that Rule. The Filing Entities acknowledge the Staff’s request and will allow sufficient time for the Staff’s review of the revised Schedule 13E-3 if the limited call right is exercised.

In response to the Staff’s comment, the Filing Entities have revised the disclosure on page 3 of the Amended Disclosure Statement to explain that, if the limited call right is exercised, an additional amendment to the Amended Schedule 13E-3 will be filed and a press release will be issued describing the material terms of the exercised limited call right. In addition, pursuant to Section 15.1(b) of the Third Amended and Restated Agreement of Limited Partnership of Sanchez Midstream Partners LP, if the limited call right is exercised, the notice of election to purchase required to be delivered to the Common Unitholders, which will include the Limited Call Price, will be “published for a period of at least three consecutive days in at least two daily newspapers of general circulation.”

2.	We note that the Disclosure Statement filed as Exhibit (a)(3) to the Schedule 13E-3 contains a date certain (December 10, 2020) rather than a placeholder. Indicate in your response letter whether this document has already been disseminated to shareholders, and if so, how you intend to handle the amendment filed in response to these comments.

Response

The Filing Entities respectfully acknowledge the Staff’s comment. The Disclosure Statement filed as Exhibit (a)(3) to the Schedule 13E-3 had not been disseminated to unitholders and the date certain contained therein was inadvertently included in the exhibit. On or about the date of the filing of Amended Schedule 13E-3, the Disclosure Statement will be mailed to Common Unitholders of record.

U.S. Securities and Exchange Commission

December 28, 2020

3.	It does not appear that the Disclosure Statement includes all of the disclosure required by Schedule 13E-3 as to the Stonepeak Filing Entities other than Stonepeak Catarina and SNMP. Refer for example to the disclosure in the Purpose and Reasons for the Transaction section on page 8. Please revise generally to ensure that all of the required disclosure is provided for each filing person, including the individuals who filed this Schedule 13E-3.

Response

 In response to the Staff’s comment, the Filing Entities have revised the disclosure on pages 4, 11, 12, 14, 16, 27 and B-1 of the Amended Disclosure Statement.

Summary Term Sheet – Who are the parties to the Common Unit PIK Distribution Agreement, page 1

4.	Here or in a separate section of the Summary Term Sheet, explain the role of the other Stonepeak Filing Entities in this transaction.

Response

 In response to the Staff’s comment, the Filing Entities have revised the disclosure on page 1 of the Amended Disclosure Statement.

The Position of Stonepeak and SNMP Regarding the Fairness of the Common Unit PIK Distributions, and, If Exercised, the Exercise of the Limited Call Right, page 10

5.	Provide additional details about the “recent unsolicited non-binding indication of interest received by the General Partner” referenced on pages 10 and 11 of the Disclosure Statement. Your revised disclosure should describe all material terms, including who made the proposal and in what context, and the response of the General Partner to the indication of interest.

Response

 In response to the Staff’s comment, the Filing Entities have revised the disclosure on page 8 of the Amended Disclosure Statement.

U.S. Securities and Exchange Commission

December 28, 2020

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (713) 495-4522.

Very truly yours,

/s/ George J. Vlahakos
George J. Vlahakos

cc:          Adrienne Saunders, General Counsel, Stonepeak Infrastructure Partners

Charles C. Ward, Chief Financial Officer, Sanchez Midstream Partners GP LLC

Philip M. Haines, Hunton Andrews Kurth LLP